UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Third Quarter 2020 Results of International Game Technology PLC

On November 11, 2020, International Game Technology PLC (“IGT”) reported results for the quarter ended September 30, 2020. Results have been reported in line with IGT’s previously announced new organizational structure focused primarily on two business segments: Global Gaming and Global Lottery, along with a streamlined corporate support function. The new structure has been effective from July 1, 2020.

A copy of the press release relating to the above matters is set forth in Exhibit 99.1, which is being furnished herewith. In addition, a slide presentation relating to the results is set forth in Exhibit 99.2, which is being furnished herewith. The slide presentation also includes certain recast, unaudited historical financial information and selected operational metrics in accordance with IGT’s new organizational structure. The recast financial information and selected operating metrics present the company’s 2020 and 2019 historical results under its new business segments. There are no changes to previously reported consolidated results as a result of the new organizational structure and associated recast of financial information and selected operating metrics. The recast financial information and selected operating metrics are also available on the Investor Relations section of IGT’s website at www.igt.com.

Exhibit Number	Description

99.1	Press Release “International Game Technology PLC Reports Third Quarter 2020 Results,” dated November 11, 2020
99.2	Presentation “2020 Third Quarter Results ended September 30, 2020,” dated November 12, 2020

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release “International Press Release “International Game Technology PLC Reports Third Quarter 2020 Results,” dated November 11, 2020
99.2	Presentation “2020 Third Quarter Results ended September 30, 2020,” dated November 12, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2020	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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